14 May 2024

Taylor Maritime Investments Limited (the “Company” or “TMI”)

Grindrod Shipping Holdings Ltd announces despatch of circular to shareholders

The Board of Taylor Maritime Investments Limited, the listed specialist dry bulk shipping investment company, is pleased to announce that its subsidiary, Grindrod Shipping Holdings Ltd. (“Grindrod Shipping”), today announced that it has despatched a circular (the “Circular”) to its shareholders in connection with the proposed selective capital reduction (the “Selective Capital Reduction”) pursuant to Section 78G of the Companies Act 1967 of Singapore.

Under the terms of the Selective Capital Reduction, on the effective date, all of the ordinary shares of Grindrod Shipping held by shareholders, comprising 3,479,225 shares, other than shares held by the Company’s subsidiary, Good Falkirk (MI) Limited (“GF”), will be cancelled and each participating shareholder will be entitled to receive US$14.25 for each Grindrod Shipping share that is cancelled.

Grindrod Shipping will be holding an extraordinary general meeting to approve the proposed Selective Capital Reduction by way of a special resolution. Notice of such meeting is set out in the Circular which will be held on 20 June, 2024. The Company, GF and their respective concert parties will abstain and not vote on the special resolution relating to the Selective Capital Reduction.

The implementation of the Selective Capital Reduction will also be dependent on the approval of the High Court of the Republic of Singapore.

If the Selective Capital Reduction is approved, Grindrod Shipping will become a wholly owned subsidiary of the Company through its subsidiary GF (which will own 100% of the shares - up from 82.33%) and Grindrod Shipping will be delisted from the NASDAQ and JSE.

Further details can be found in the announcement released by Grindrod Shipping.

ENDS

For further information, please contact:

Taylor Maritime Investments Limited Edward Buttery Camilla Pierrepont	IR@tminvestments.com

Jefferies International Limited Stuart Klein Gaudi Le Roux	+44 20 7029 8000

Apex Group Matt Falla	+44 (0) 203 530 3107

Notes to Editors

About the Company

Taylor Maritime Investments Limited is an internally managed investment company listed on the Premium Segment of the Official List, its shares trading on the Main Market of the London Stock Exchange since May 2021. The Company specializes in the acquisition and chartering of vessels in the Handysize and Supra/Ultramax bulk carrier segments of the global shipping sector. The Company invests in a diversified portfolio of vessels which are primarily second-hand. TMI's fleet portfolio currently numbers 18 vessels in the geared dry bulk segment. The ships are employed utilising a variety of employment/charter strategies.

On 20 December 2022, the Company announced it acquired a controlling majority interest in Grindrod Shipping Holdings Ltd ("Grindrod") (NASDAQ:GRIN, JSE:GSH), a Singapore incorporated, dual listed company on NASDAQ and the Johannesburg Stock Exchange. Grindrod has an owned fleet of 17 dry bulk vessels complementary to the Company's fleet. They are Japanese built, including 10 Handysize vessels and 7 Supra/Ultramax vessels. Grindrod has seven vessels in its chartered in fleet with purchase options on three.

The combined TMI and Grindrod fleet numbers 38 vessels (including chartered in vessels with purchase options).

The Company's target dividend policy is 8 cents p.a. paid on a quarterly basis, with a targeted total NAV return of 10-12% per annum over the medium to long-term.

The Company has the benefit of an experienced Executive Team led by Edward Buttery and who previously worked closely together at Taylor Maritime. Taylor Maritime was established in 2014 as a privately owned ship-owning and management business with a seasoned team including the founders of dry bulk shipping company Pacific Basin Shipping (listed in Hong Kong 2343.HK) and gas shipping company BW Epic Kosan (formerly Epic Shipping). The commercial and technical management arms of Taylor Maritime were acquired by Grindrod in October 2023.

For more information, please visit www.taylormaritimeinvestments.com.

About Geared Vessels

Geared vessels are characterised by their own loading equipment. The Handysize and Supra/Ultramax market segments are particularly attractive, given the flexibility, versatility and port accessibility of these vessels which carry necessity goods - principally food and products related to infrastructure building - ensuring broad diversification of fleet activity and stability of earnings through the cycle.

IMPORTANT NOTICE

The information in this announcement may include forward-looking statements, which are based on the current expectations and projections about future events and in certain cases can be identified by the use of terms such as "may", "will", "should", "expect", "anticipate", "project", "estimate", "intend", "continue", "target", "believe" (or the negatives thereon) or other variations thereon or comparable terminology. These forward-looking statements are subject to risks, uncertainties and assumptions about the Company, including, among other things, the development of its business, trends in its operating industry, and future capital expenditures and acquisitions. In light of these risks, uncertainties and assumptions, the events in the forward-looking statements may not occur.

References to target dividend yields and returns are targets only and not profit forecasts and there can be no assurance that these will be achieved.

LEI: 213800FELXGYTYJBBG50